

January 14, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

T Riggs Eckelberry
Chief Executive Officer
OriginOil, Inc.
2020 Century Park East, 14th Floor
Los Angeles, CA 93117

Re: **OriginOil, Inc.**
        Registration Statement on Form SB-2
        Filed on: December 11, 2007
        File No.: 333-147980

Dear Mr. Eckelberry:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement, page 1

1. Reflect the correct Primary Standard Industrial Classification Code Number (2860). Further, please provide correct telephone numbers for the company.

Outside Front Cover of Prospectus, page 3

2. The language on the first paragraph should clearly state that the prospectus relates to the resale of up to 32,001,455 shares of common stock of OriginOil, Inc. by the selling security holders identified in the prospectus.

3. Since there is no public market for your shares, the last sentence of the first paragraph must state that only after a public market is established or the shares are registered on the Over the Counter Bulletin Board, the selling security holders may sell their shares in the open market or in privately negotiated transactions.

4. Correct the second paragraph to state that the selling security holders "will" sell the shares at a price of $0.10 per share unless and until a public market for such shares is established or the shares are registered on the Over the Counter Bulletin Board.

Prospectus Summary, page 5

5. At the outset of this discussion, clarify that the company has no current revenues and is a development stage company. Disclose whether the company currently has any operations relating to the manufacture of your products.

6. Please disclose in this section that you have received a going concern opinion from your auditors.

7. We note that in Note 1, Notes to the Financial Statements, page F-5, you state that it is your belief that the funding from stockholders will continue. Please briefly discuss the basis for this belief, including whether you have any commitment from them to provide such financing.

Risk Factors, page 6

8. We note that some of the risk factors are duplicative or address similar areas of concern. For example, the first and the third risk factors discuss your auditor's substantial doubt on the company's ability to continue as a going concern. The risks covered in the first and the fourth risk factors seem to overlap on the subject of the company being at an early stage of development. The sixth and the tenth risks factors also seem to address the same risk – the company's inability to manage growth. As appropriate, address each risk factor separately and eliminate any redundancies.

9. We note that you have used subheadings to group the risk factors. As such, please be sure that the risks you describe are accurately characterized by these subheadings. We note, for example, that the seventh, eight and nine risk factors, which appear under the subheading "Risks related to OriginOil's business" relate more closely to "Risks Related to OriginOil's common stock and its market value."

10. Tell us what consideration you have given to including (i) competition, (ii) environmental regulations and other regulations impacting directly the biofuels industry, (iii) changes in specification standards for biofuels, and (iv) lack of product diversification, as risk factors.

    Our limited operating history does not afford investors a sufficient history . . ., page 6

11. The discussion on a risk factor should be specific to the company and how it affects or impacts you directly. You have listed a number of elements that an investor should consider before purchasing company's shares; however, these elements are not specific to the purchase of OriginOil's securities only. Either expand your discussion on how the various listed risks relate to OriginOil and its securities specifically (without duplicating discussion covered by the other risk factors), or remove them.

    Technological change may make our products obsolete . . ., page 8

12. The last sentence of the first paragraph of this risk factor appears to be misplaced. Please revise to include it in the appropriate risk factor or explain how defending your patents relates to technological change.

    The loss of strategic relationships used in the development . . ., page 9

13. Please note that you should include only current material risks. It is unclear why this is a current material risk since it appears that you do not have the types of relationships that the risk factor addresses. If this is not a current material risk, please remove.

Determination of Offering Price, page 10

14. Revise the language to reflect that until a public market for the company's shares is established or the shares are registered on the Over the Counter Bulletin Board, the selling stockholders "will" sell the shares at a price of $0.10 per share.

Management Discussion and Analysis, page 11

Overview, page 11

15. Describe more specifically the actual end product that OriginOil intends to develop. State affirmatively whether OriginOil will, or will not, be involved in the actual manufacturing of algae-oil production.

Critical Accounting Policies, page 11; Revenue Recognition, page 11, Use of Estimates, page 12; Fair Value of Financial Instruments, page 12

16. Language throughout these sections suggests that you are already generating revenue through sales to customers. For example, you refer to when revenue "is recognized" and state that you "obtain written purchase authorizations from [your] customers . . .." Since it appears that you do not yet have revenues or customers, please review and revise each of these sections to remove the implication that you are already generating and receiving revenue and carrying on operations.

Plan of Operation and Financing Needs, page 12

17. Please include a statement that for the next 12 months your plan of operation does not contemplate any capital expenditures for equipment and the like, other than the test equipment that is part of the $300,000 budget.

18. Elaborate on the "testing, documentation and further invention" that you plan to conduct during a six month period. Explain to investors more clearly what you need to do to bring any product to market. Also explain why $300,000 and six months is budgeted for these activities. Disclose any significant steps or milestones and any significant expenditures that will be completed during this phase. Explain what the product will be at the end of the phase and what will be necessary before you can begin the negotiation phase.

19. You state that after your initial testing phase, you will seek to partner up with algae producers and refiners throughout the world.   Please explain (i) how you will identify such partners, (ii) where they are geographically concentrated, and (iii) the timeframe during which you intend to have this phase completed. Please also explain more specifically what the $400,000 budget for this phase is intended to cover.

20. Include a short discussion on the anticipated terms of the cross-licensing arrangements.

21. Explain the meaning of the terms "contingencies" and "year" in your discussion regarding remaining available cash.

22. Expand your discussion on whether you will have to raise additional funds in the next 12 months and the necessary amount needed to fund the company's ongoing business operations.

23. Pursuant to Item 303(a)(iv) of Regulation S-B, indicate the number of employees the company expects to hire in order to implement the stated plan of operation.

Description of Business, page 14

24. Your business description should include a more comprehensive discussion of your technology. For example, include in your discussion information regarding: (i) required capacity of algae-oil production to enter the market place and enable revenue recognition; (ii) quality of algae oil compared to traditional petroleum; (iii) expected profit margins; and (iv) cost efficiency of algae oil production compared to traditional petroleum.

25. Explain what part of the business process is or may become subject to compliance with applicable environmental laws and the estimated cost of such compliance.

26. Identify the date when the patent application was filed with the U.S. Patent and Trademark Office and whether the company has received any correspondence related to the status of the application.   Please disclose if the company is in the process of preparing and filing additional patent applications.

27. Discuss the importance to the success of your business of patents, trademarks, licenses or royalty agreements. We note your risk factor discussion on the importance of patent protection for your products.

28. Please provide a more thorough discussion of the company's competitive business conditions, your competitive position in the industry and methods of competition.

29. Discuss the effects of existing or probable governmental regulations on your business.

30. Expand discussion on your facilities by indicating the adequacy of the current facilities for the conduct of the company's ongoing business operations and the contemplated testing discussed in the plan of operation.

31. Discuss the types of raw materials used in the business, their sources and availability.

32. Include information required by Item 101(c) of Regulation S-B.

33. We note that in Note 1, Notes to the Financial Statements, page F-5, you state that algae is the most promising source of renewable energy. Please incorporate in your business discussion the factual basis for making such assertion.

Management - Directors, Executive Officers, Promoters and Control Persons, page 16

34. You list Mr. T Riggs Eckelberry as the Chief Executive Officer and Director of the company. The signature page to the registration statement lists Mr. T Riggs Eckelberry also as Acting Chief Financial Officer. Mr. T Riggs Eckelberry has also executed the company's bylaws (which are attached as Exhibit 3.3 to this registration statement) as the Secretary of the company. Please list all positions currently held by Mr. Eckelberry.

35. You initially identify Mr. Nicholas Eckelberry as a director of the company. In the biographical description Mr. Nicholas Eckelberry is listed as the company's director of development. Correctly state Mr. Nicholas Eckelberry's position(s) with the company.

36. For each of Messrs. T Riggs Eckelberry, Nicholas Eckelberry and Ivan Ivankovich supplement the respective biographical information for year 2006 through 2007.

37. List the names of the various companies for which Mr. Ivankovich acts as Chief Financial Officer, including Cyberdefender Corporation.

38. Please describe the family relationships among the directors and executive officers. See Item 401(c) of Regulation S-B.

Board of Directors, page 16

39. Revise the language to clarify that currently the directors do not receive any monetary compensation for their service on the board of directors; however, the company's bylaws provide that directors may receive compensation for their services.

40. Further expand your discussion on the board of directors to disclose the existence of the audit and finance committees. We note the press release on the company's web site pursuant to which, on August 28, 2007 Mr. Ivankovich was appointed as chairman to these committees.

Certain Relationships and Related Transactions, page 17

41. We note that in Note 4, Notes to the Financial Statements, page F-6, the company repaid an investor a loan in the amount of $75,000. The note identifies this investor as a related party. Explain why this section of the registration statement does not identify any related parties or transactions, or include information about this transaction in this section.

Selling Security Holders, page 19

42. Clarify that the selling security holders "will" sell the shares at a price of $0.10 per share, until a public market for such shares is established or the shares are registered on the Over the Counter Bulletin Board.

43. You state that the company will receive proceeds from the exercise of the warrants. In your discussion of Market for Common Stock and Related Stockholders Matters, page 10, you state that there are no warrants or options outstanding. Based on your list of the selling security holders, the only shares being registered pursuant to this registration statement are shares of common stock issued in connection with the private placements discussed in the registration statement. Please explain reference to the warrant.

44. Tener Riggs Eckelberry is listed as one of the selling security holders. Identify the relationship of Tener Riggs Eckelberry with T Riggs Eckelberry and Nicholas Eckelberry. Tell us what consideration you have given to whether the shares owned by Tener Riggs Eckelberry are also beneficially owned by T Riggs or Nicholas Eckelberry for purposes of your beneficial ownership table.

Plan of Distribution, page 26

45. Revise the second to last sentence on the third paragraph by stating that the offering price "will" be fixed at $0.10 until such time that a public market for the company's shares is established or the shares are registered on the Over the Counter Bulletin Board.

46. Please identify any selling security holder that is a broker-dealer, and state that the seller is an underwriter. If a selling security holder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Part II

Other Expenses of Issuance and Distribution, page 31

47. List any taxes, printing and engraving fees and applicable transfer agent fees which will be paid by the company. If such fees will be borne by the selling security holders, so state.

Recent Sales of Unregistered Securities, page 35

48. The sequence of the private placements identified in this section and the number of shares issued thereunder are inconsistent with the information provided in Note 7, Notes to the Financial Statements, page F-18. Further in the Prospectus Summary, page 5, you state that the selling security holders acquired the shares from the company in a series of private placements conducted between June 2007 and October 2007. This range of dates is inconsistent with your discussion in the Recent Sales of Unregistered Securities section. Revise all the appropriate sections of the registration statement to correctly list the various private placements pursuant to which the selling security holders acquired their shares.

49. Please identify any promoters and private placement agents, if any, for the various private placement transactions.

Exhibits, page 32

50. Include as an exhibit the subscription agreement pursuant to which the company sold shares in November of 2007.

Exhibit 3.1 – Articles of Incorporation

51. This exhibit seems to have not been properly filed on Edgar since different pages show up under several exhibit tabs. Please ensure that the full text of the document appears under the Exhibit 3.1 tab.

Exhibit 5.1 – Legal Opinion

52. Since you are registering shares which are currently outstanding and held by the selling security holders, please revise the opinion to state that the shares are duly authorized, legally issued, fully paid, and non-assessable, without qualification as to sales contemplated by the registration statement.

Signatures, page 34

53. The registration statement should also be signed by the company's principal accounting officer or controller whose title should be shown on the signature page. We notice that the title "Principal Accounting and Financial Officer" is placed in brackets. Please remove the brackets or have the proper principal accounting officer or controller sign the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Accountant at (202) 551-3739 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq. (via facsimile @ (212) 930-9725)
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006